Northern Dynasty/Pebble Partnership Cap Legal Costs to Conclude Litigation with US EPA

September 29, 2016, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) reports that its 100%-owned US-based Pebble Limited Partnership (“Pebble Partnership” or “PLP”), owner of southwest Alaska’s Pebble Project, has capped its legal fee exposure to conclude litigation with the U.S. Environmental Protection Agency (“EPA”) under the Federal Advisory Committee Act (“FACA”).

In September 2014, the Pebble Partnership initiated legal action in federal district court in Alaska charging that EPA violated FACA due to its close interactions with, and the undue influence of, anti-mining activists in developing the Bristol Bay Watershed Assessment (“BBWA”) study and with respect to its unprecedented pre-emptive 404c regulatory action under the Clean Water Act. In November 2014, a US federal court judge granted the Pebble Partnership’s request for a preliminary injunction in the case, forbidding EPA from taking any further steps to finalize its CWA 404c veto of the Pebble Project, and signalling that PLP has a reasonable likelihood of prevailing on the merits of its case.

Should PLP prevail in its FACA litigation, Northern Dynasty expects that EPA would be unable to proceed with any proposed veto of the Pebble Project that relies upon the BBWA as an administrative record.

“The significance of today’s announcement is we now have certainty that Northern Dynasty will have the financial and professional resources necessary to pursue its legal case against EPA to a final conclusion,” said Ron Thiessen, President and CEO.

“While it’s never possible to guarantee legal outcomes, we have long held that the evidentiary basis for us to prevail in our litigation against EPA is well established. From the tens of thousands of pages of communication, memos and reports obtained under discovery and the Freedom of Information Act, and from the deposition of key government employees, it’s now clear that EPA’s frequent, intensive and ongoing engagement with ENGOs and anti-mining activists in planning and executing its BBWA study and CWA 404(c) strategy occurred in violation of federal laws intended to provide for open, honest and transparent decision-making.”

In addition to running afoul of FACA, Thiessen said evidence compiled for the lawsuit makes it clear that EPA had determined to veto the Pebble Project before undertaking any scientific inquiry, and developed the BBWA solely for the purpose of justifying its pre-determined position.

“We have every confidence these facts will be validated at trial, and EPA’s ability to use a severely flawed BBWA report to justify its pre-emptive regulatory action at Pebble will be stayed,” Thiessen said

Northern Dynasty and the Pebble Partnership are represented by respected international law firm Steptoe & Johnson LLP (“Steptoe”), which for more than seven decades has been acknowledged as a leader in litigation and advocacy in Washington DC. Steptoe and PLP have agreed to cap legal fees related to the FACA suit and other ongoing legal matters at US $1 million to the point at which motions for summary judgment in the case have been fully argued to the court and are ripe for adjudication, expected to be January 2017.

Based on an agreement reached by the parties in August 2016, as well as previous agreements, Steptoe will be due a success fee payment upon prevailing in the FACA litigation or arising from other positive outcomes. Thiessen said the firm’s willingness to cap its legal fees at $1 million reflects its confidence in Pebble’s FACA case.

Notwithstanding the new fee arrangement, PLP remains interested in a resolution to its impasse with EPA that forestalls litigation.

“Either way, we have every confidence that we will prevail and Pebble will ultimately move forward to initiate the Environmental Impact Statement (“EIS”) process under the Clean Water Act and National Environmental Policy Act unencumbered by any extraordinary development restrictions as proposed by EPA,” he said.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward looking statements. Although the Company believes the expectations expressed in its forward looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of prefeasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.